Stradley Ronon Stevens & Young, LLP 1250 Connecticut Avenue, N.W., Suite 500 Washington, DC 20036 Telephone 202.822.9611 Fax 202.822.0140 www.stradley.com

Eric S. Purple
(202) 507-5154
epurple@stradley.com

June 8, 2018
VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-9303

Attention: Raymond Be

Re:	Global X Funds (“Trust”)
File Nos. 333-151713, 811-22209

Dear Mr. Be:

On behalf of the Global X Funds (the “Registrant” or the “Trust”) and its series, the Global X S&P 500® Quality Dividend ETF (the “Fund”), included in Post-Effective Amendment No. 510 (the “Amendment”) to the Registrant’s registration statement on Form N-1A, below you will find the Registrant’s responses to the comments conveyed by you on May 22, 2018 with regard to the Amendment. The Amendment was filed with the U.S. Securities and Exchange Commission on March 27, 2018 pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 485(a)(2) under the Securities Act of 1933, as amended (the “Securities Act”).
Below we have provided your comments and the Registrant’s response to each comment. These responses will be incorporated into a post-effective amendment filing to be made pursuant to Rule 485(b) under the Securities Act. Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment. Page numbers refer to the page numbers of the March 27, 2018 Amendment filing.

1.	Comment: On page 2 of the Prospectus, please confirm if the last sentence of the Authorized Participants Concentration Risk disclosure is applicable for the Fund and, if not, please delete.

Response: The Registrant will delete the noted sentence.

2.
Comment: The Fund currently discloses that it is non-diversified. Please confirm that the Registrant is aware of the requirements of Rule 13a-1 under the 1940 Act, which notes, in essence, that if a non-diversified fund is operated as a diversified fund for more than two years, the fund may not go back to operating as a non-diversified fund without first obtaining shareholder approval to do so.

Response: The Registrant confirms that it will comply with the requirements of Rule 13a-1 under the 1940 Act.

3.	Comment: On page 4 of the Prospectus, please confirm if the last sentence of the Tracking Error Risk disclosure is applicable for the Fund and, if not, please delete.

Response: The Registrant will delete the noted sentence.

4.	Comment: On page 9, please confirm that the section entitled “U.S. Economic Risk” is applicable to the Fund, or please redraft accordingly.

Response: The Registrant has redrafted this section to (i) include the new first sentence (eliminating the first sentence that had appeared in the Amendment), and (ii) revise the second sentence, as follows:

The Fund has significant exposure to U.S. issuers. Certain changes in the U.S. economy, such as when the U.S. economy weakens or when its financial markets decline, may have an adverse effect on the securities to which the Fund has exposure. Decreasing U.S. imports, new trade regulations, changes in the U.S. dollar exchange rates, a recession in the United States or increases in foreclosures rates may have an adverse impact on the Fund.

5.
Comment: On page 11, after the first sentence in the “Portfolio Management” section, please provide a brief description of each portfolio manager’s role (e.g., lead member), including a description of any limitations on the person’s role and the relationship between the person’s role and the roles of other persons who have responsibility for the day-to-day management of the Fund’s portfolio. See Item 10(a)(2) of Form N-1A.

Response: The Registrant respectfully declines to revise the disclosure in the “Portfolio Management” section at this time. The Registrant believes that its current disclosure is sufficiently responsive to the requirements of Form N-1A at present, and as the disclosure is standard across the prospectuses for all series of the Trust, the Registrant believes that any change to the section should be considered more broadly. However, the Registrant undertakes to reconsider this disclosure at the time of its annual update of the Registration Statement.

6.
Comment: Regarding the statement made on page 12 that the Fund anticipates regularly meeting redemption requests primarily through cash redemptions, please confirm supplementally that the Fund intends to meet redemption requests primarily through cash redemptions.

Response: The Registrant has revised the disclosure to state the following:

The Fund anticipates regularly meeting redemption requests primarily through in-kind redemptions. However, the Fund reserves the right to pay redemption proceeds to an Authorized Participant in cash, consistent with the Trust’s exemptive relief.

Please do not hesitate to contact me at (202) 507-5154 if you have any questions or wish to discuss any of the responses presented above.

Sincerely,

/s/ Eric S. Purple

Eric S. Purple